UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 8, 2010

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction
of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 5.03.   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 8, 2010, the Board adopted amendments to the Company's Bylaws which effectuate various procedural changes regarding the Board's actions and meetings. In particular, as a result of the amendments, Article III, Section 2 of the Bylaws now provides for a new time for regular Board meetings and provides that the time and location of Board meetings may be varied by the notices of such meetings. Article III, Section 2 of the Bylaws was also amended to expressly contemplate that notices to members of the Board and its committees may be given by electronic transmission and that Board meetings may be held using various forms of communications equipment. In addition, Article III, Section 3 of the Bylaws was amended to expressly contemplate that Board action without a meeting may be effectuated through consent by electronic transmission. The amendments are effective December 8, 2010.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

3.2   Article III, Sections 2, 3 and 5 of the Bylaws of Caterpillar Inc., as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

December 14, 2010

By: _/s/James B. Buda_

James B. Buda
Vice President and Chief Legal Officer

Exhibit 3.2

Article III, Sections 2, 3 and 5 of the Bylaws of Caterpillar Inc. (the "Company"), as amended by resolution of the Board of Directors of the Company December 8, 2010.

Section 2. Meetings of the Board of Directors.

    (a)   Regular Meetings. Regular meetings of the board of directors shall be held without call at the following times **(unless otherwise set forth in a meeting notice):**

        (i)   **7**~~8~~:30 a.m. on the second Wednesday in February, April, June, August, October and December;

        (ii)   one-half hour prior to any special meeting of the stockholders, and immediately following the adjournment of any ~~annual or~~ special meeting of the stockholders.

Notice of all such regular meetings is ~~hereby dispensed with~~ **permitted, but not required**.

    (b)   Special Meetings. Special meetings of the board of directors may be called by the chairman of the board, any two (2) directors or by any officer authorized by the board.

    (c)   Notice **of Meetings. Notices setting the time and place of meetings** ~~of the time and place of special meetings~~ shall be given by the secretary or an assistant secretary, or by any other officer authorized by the board. Such notice**s** shall be given to each director personally or by mail, messenger, telephone **or electronic transmission** ~~or telegraph at his business or residence address~~. Notice by mail shall be deposited in the United States mail, postage prepaid, not later than the third (3rd) day prior to the date fixed for the meeting. Notice by telephone or ~~telegraph~~ **electronic transmission** shall be sent, and notice given personally or by messenger shall be delivered, at least twenty-four (24) hours prior to the time set for the meeting. Notice of a special meeting need not contain a statement of the purpose of the meeting.

    (**d**~~e~~)   Adjourned Meetings. A majority of directors present at any regular or special meeting of the board of directors, whether or not constituting a quorum, may adjourn from time to time until the time fixed for the next regular meeting. Notice of the time and place of holding an adjourned meeting shall not be required if the time and place are fixed at the meeting adjourned.

    (**e**~~d~~)   Place of Meetings. Unless **(i)** a resolution of the board of directors, ~~or~~ **(ii)** the written consent of all directors given either before or after the meeting and filed with the secretary **or (iii) the meeting notice**, designates a different place within or without the State of Delaware, meetings of the board of directors, both regular and special, shall be held at the corporation's offices at 100 N.E. Adams Street, Peoria, Illinois.

(f~e~) Participation by Telephone **or Other Means**. Members of the board may participate in a meeting through use of conference telephone or ~similar~ **other** communications equipment, so long as all members participating in such meeting can hear one another, and such participation shall constitute presence in person at such meeting.

(g~f~) Quorum. At all meetings of the board one-third of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action is approved by at least a majority of the required quorum for such meeting. Less than a quorum may adjourn any meeting of the board from time to time without notice.

Section 3. Action without a meeting

Any action required or permitted to be taken by the board of directors may be taken without a meeting if all members of the board consent thereto in writing **or by electronic transmission**, and the writing or writings **or electronic transmission or transmissions** are filed with the minutes of the proceedings of the board.

Section 5. Committees of the Board.

There shall be such committees of the board of directors each consisting of two or more directors with such authority, subject to applicable law, as a majority of the board shall by resolution determine. Committees of the board shall meet subject to the call of the chairman of each committee and shall prepare and file with the secretary minutes of their meetings. Unless a committee shall by resolution establish a different procedure, notice of the time and place of committee meetings shall be given by the chairman of the committee, or at his request by the chairman of the board or by the secretary or an assistant secretary. Such notice shall be given to each committee member personally or by mail, messenger, telephone or ~telegraph~ **electronic transmission** ~at his business or residence address~ at the times provided in subsection (c~b~) of Section 2 of this Article for notice of special meetings of the board of directors. One-third of a committee but not less than two members shall constitute a quorum for the transaction of business. Except as a committee by resolution may determine otherwise, the provisions of Section 3 and of subsections (d~e~), (e~d~) and (f~e~) of Section 2 of this Article shall apply, mutatis mutandis, to meetings of board committees.